February 3, 2012

Mr. John Cash
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Valmont Industries, Inc.
Form 10-K for the fiscal year ended December 25, 2010
Filed February 23, 2011
File # 1-31429

Dear Mr. Cash:

This letter contains Valmont Industries, Inc.’s responses to the comment letter dated January 12, 2012 received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission. The Staff’s comment has been stated below in their entirety. The Company’s responses follow each comment.

Form 10-K for the year ended December 25, 2010

Critical Accounting Policies, page 37

Income Taxes, page 39

1.	We note your response to our comment three to our letter dated November 29, 2011 as well as the Form 8-K you filed on December 21 and have the following comments:

•	We note in your response that the Delta losses could only be used to offset future U.K. taxable income. Please tell us why it appears that you now believe the losses can be used in other geographies.

•
We note in your response your conclusion at the time of the acquisition that there was no practical tax planning strategy to use these losses. Please tell us what consideration you gave to reorganizing the Delta businesses at the time of the acquisition and subsequent periods. In addition, please provide us with a specific and comprehensive discussion regarding why a tax planning strategy was not then practical and why a tax planning strategy has now become practical.

•
In your response letter dated December 6, 2011, you indicated that if you identified and planned to execute a tax planning strategy that would allow you to derive benefit from the deferred tax assets, you would reduce the valuation allowances at that time. It therefore appeared that no strategy had been identified or planned as of the date of your response letter. Please tell us how your tax planning strategy changed from the date of your response letter to the release of your Form 8-K on December 20, 2011.

•
Please provide us with a specific and comprehensive discussion of the process required to effect the reorganization of the Delta businesses legal entity structure, when you undertook these procedures and the related cost of the effort. In addition, please tell us if there are any remaining steps to be undertaken to complete the reorganization.

•	Please tell us the remaining deferred tax assets acquired as part of the Delta acquisition and what consideration you have given to their realizability.

The December 2011 reorganization of the Delta legal entities was effected by the transfer of direct ownership of Delta’s U.S. galvanizing operations to Valmont Industries, Inc. and Delta’s Asia-Pacific operations to a Valmont entity established in Australia. The entities transferred were previously owned by a Delta entity registered for tax purposes in the United Kingdom. This reorganization simplified Valmont Industries Inc.’s legal structure because Delta’s U.S. operations are now consolidated with other U.S. entities and the Asia-Pacific operations are owned by an entity in Australia.  The transfer was transacted via interest-bearing notes from Valmont’s Australian entity to the Delta U.K. entity. The interest income on these notes will enable Valmont to generate taxable income in the U.K. and, accordingly, allow the use of these tax loss carry forwards over an approximately fifteen year period.  The tax loss carry forwards will only be used in the U.K. and will not offset taxable income in other jurisdictions.

Delta plc recorded a full valuation allowance on the U.K. tax losses in their historical financial statements, as Delta plc no longer had any operations in the U.K. to generate taxable income and was not aware of, nor working on any tax planning strategies to utilize these U.K. tax losses. In consideration of the U.K. tax losses at the time of the Delta acquisition in May 2010, we and our advisors noted that these losses may be subject to challenge and restriction upon a change in ownership and there was no viable tax planning strategy identified at the time of acquisition. Accordingly, there was no basis for recognizing a deferred tax asset at the time of acquisition. The measurement period related to the acquisition was closed at December 25, 2010, the close of our fiscal year. At that time, no adjustment was made to the deferred tax valuation allowance, as there was no new information as to facts and circumstances that existed at the acquisition date. A key consideration in these evaluations included possible complications involving the Delta Pension Plan related to any legal reorganization, as discussed below.

At the time of the Delta acquisition, a key consideration was our understanding the details of the Delta Pension Plan (DPP), including such items as the oversight by its board of trustees and our related legal obligations. The DPP’s sponsor is Delta plc (now, Delta Ltd.). Under U.K. pension regulations, a weakening of the covenant of the plan sponsor to fund the plan could potentially have adverse consequences to Delta (and Valmont). As we began attending the quarterly DPP trustee board meetings, we were made aware of trustee concerns that they no longer receive semi-annual financial statements and other public communications, since Delta plc is no longer a public company. Also, as the Delta operations became more integrated within Valmont’s, Delta’s operations it would become more difficult to evaluate on a stand-alone basis and, therefore, to assess the employer covenant. One of the key reasons we executed this restructuring was that the interest-bearing loans would create a definitive income stream for Delta Ltd.  Delta Ltd will receive a cash stream from the interest payments (guaranteed by Valmont) which could simplify the DPP trustee board’s evaluation of the ability of Delta to fund future obligations of the DPP.  As this restructuring involved transferring ownership of most of Delta’s operations from Delta in exchange for interest-bearing notes, there was a risk that any legal reorganization could be perceived as a weakening of the covenant, which could result in adverse consequences for Delta and Valmont. We had a number of discussions with the trustees and their advisors about possible consequences for the DPP on this topic throughout the summer and fall of 2011. We would not have moved forward with this legal reorganization had the DPP board of trustees voiced a concern that it was going to object to the legal reorganization to the U.K. pension regulator.  It was not until the December 15, 2011 quarterly meeting between Valmont management and the DPP trustee board that we received confirmation from the trustee board that it would not object to the legal restructuring or file any complaints with the pension regulator regarding our legal restructuring.

Valmont Industries had significant existing foreign operations prior to our acquisition of Delta plc.  As such, we spent a significant amount of time assessing how the realignment and integration of the Delta plc operations would work best with our existing operations and legal structure.  We worked through different iterations of the legal reorganization during fiscal 2011 to make sure the post-implementation legal structure was most efficient.  The steps required to effect the legal structure were complex and required a significant number of work streams.  If this post-acquisition integration had not been executed, we would still have a full valuation allowance recorded against the U.K. tax loss carryforwards.

From a timeline perspective, a detailed study was started to investigate a potential reorganization in early 2011. Throughout 2011, coordination, discussion, analysis and evaluations were undertaken with legal, tax, valuation experts, other advisors and the DPP trustee board and their advisors to study the potential benefits, risks, costs and other considerations to a restructuring. In late November 2011, we received an opinion from our advisors that the reorganization did not have a material adverse effect on the employer covenant of the DPP as well as had our quarterly meeting with the DPP trustee board on December 15, 2011..  In addition, our tax advisors provided us tax opinions in December 2011 for the three jurisdictions (U.S., U.K., and Australia) which supported the tax effects of the legal reorganization.  Upon completion of this complex legal reorganization, we concluded it was appropriate to reverse the valuation allowance against these U.K. tax loss carry forwards.

The Valmont board of directors and audit committee were first briefed on the status of the legal reorganization in late October 2011. On December 13, 2011, Valmont’s board of directors received the final analysis on the restructuring plan. The legal reorganization plan was executed effective December 30, 2011. The intercompany notes were issued on January 4, 2012. The total cost of this legal reorganization was approximately $1.2 million.  At this point, there are no remaining steps to be executed on the restructuring and there are no remaining costs to be incurred.

At the time of our December 6, 2011 response letter, we had not received final approval of the reorganization plan from Valmont’s board of directors and there were still ongoing discussions with the DPP trustee board about the reorganization. Accordingly, given the circumstances, particularly with respect to the uncertainty regarding the position of the DPP trustee board, we believed it was not appropriate to discuss the aspects of the reorganization at the date of our December 6 response.

The remaining deferred tax assets acquired as part of the Delta acquisition that have a 100% valuation allowances against them are $118.3 million at December 31, 2011. These deferred tax assets are associated with capital loss carryforwards. Capital losses are only usable against qualifying capital gains and capital gains are realized only upon the sale of capital assets. This usually involves the sale of a business. We do not foresee any circumstances where we would realize capital gains to offset against these capital losses. Accordingly, we will continue to carry a 100% valuation allowance against these deferred tax assets for the foreseeable future.

As requested by the Staff, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any comments or questions regarding our responses, please contact the undersigned at (402) 963-1000.

Sincerely,

/s/ Terry J. McClain
Terry J. McClain

Cc:  Tricia Armelin, Staff Accountant